July 21, 2011

Mr. John Reynolds
Assistant Director                                                                                                           Filed via EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Almost Family, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-09848

Dear Mr. Reynolds:

Almost Family, Inc. (the Company) appreciates the opportunity to respond to the comments provided by the Commission staff contained in your correspondence dated June 23, 2011 for the corporation and filing listed above.  Our response to your letter is set forth below.

We confirm and acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, we have repeated the Staff’s comments in italics preceding each response.

Form 10-K for Fiscal Year Ended December 31, 2010
Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 26

SEC Comment #1

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Please confirm in future filings that you will provide the disclosure required by Item 201(e) of Regulation S-K.  In this regard, we note your statement on page 71 that the performance graph will be included in the company’s proxy statement but we were unable to locate responsive disclosure.

Management’s Response to Comment #1

In preparing our response to the Staff’s comment, we determined that the statement on page 71 inadvertently referred to the performance graph required by Item 201(e) of Regulation S-K as

Mr. John Reynolds
July 21, 2011
Page Two

“included in the Company’s proxy statement.”  In accordance with Rule 14a-3(b)(9) under the Securities Exchange Act of 1934, as amended, Instruction 7 to Item 201(e) of Regulation S-K and Question 106.10 of the SEC Staff’s Compliance and Disclosure Interpretations, the Company has presented the performance graph in the annual report to shareholders furnished to the Commission in accordance with Rule 14a-3(c).  The Company has placed the performance graph on the back cover of the Form 10-K wrap sent to its shareholders in satisfaction of the Rule 14a-3 requirement.  The Company confirms that it will continue to provide the performance graph disclosure as required by Item 201(e) of Regulation S-K and that it will correct any cross-reference to the performance graph in its future Form 10-K filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29.  Critical Accounting Policies, page 32
Receivables and Revenue Recognition, page 33

SEC Comment #2

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In the first paragraph, you state that revenues are recognized at established rates and that allowances are recognized at the same time based upon third party payment arrangements.  In future filings, revise to explain why there is a difference between these two amounts as it would appear that reimbursement would be based upon the established rates.  Also explain how you calculate the amount of the allowance.  Explain why there is a reasonable possibility that recorded estimates could change by material amounts in the near term.   Please provide us with the text of your proposed disclosure to be included in future filings.

SEC Comment #3

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Your disclosures in the [fourth] paragraph suggest revenue adjustments for episodic Medicare may be recognized subsequent to the periods in which services are rendered.  Accordingly, in future filings, expand this discussion to explain when you record revenue adjustments, e.g., upon receiving reimbursement from Medicare in amounts that differ from the estimated reimbursement, upon receipt of notice from Medicare of a rejected claim or claims for failure to comply with contractual terms, coding errors, etc.  Explain also how you calculate the amount of adjustment.  Disclose here the estimates involved in recognizing revenue for non-episodic Medicare, state Medicaid and other government programs, the nature of revenue adjustments for these programs and timing of recording these adjustments.  Please provide us with the text of your proposed disclosures to be included in future filings.

Mr. John Reynolds
July 21, 2011
Page Three

SEC Comment #4

•	Tell us whether you recognized a material revenue adjustment in the current year that related to revenue recognized in prior years. If so, in future filings, please

•
disclose and quantify the adjustment.  A material adjustment is material to the financial statements taken as a whole.  Please provide us with the text of any proposed disclosure to be included in future filings.

Management’s Response to Comments numbered 2, 3 and 4

In response to comments number 2, 3, and 4 regarding Critical Accounting Policies – Receivables and Revenue Recognition, we provide the following supplemental background information followed by our proposed disclosures for inclusion in future filings.  As facts and circumstances change for any periods following December 31, 2010 disclosures made for those future periods would necessarily change:

Supplemental Background Information

Your comments number 2, 3, and 4 relate to recognition of revenue allowances and adjustments.  We note that while we do discuss the topic of allowances and adjustments recorded in our financial statements, these have historically not been material to our results of operations and financial condition taken as a whole.  Further, revenue adjustments recorded in the current year that related to prior years have not been material to the financial statements taken as a whole.  In our Forms 10-K for each of the years ended December 31, 2009 and 2008, we included specific disclosures in the notes to our financial statements that changes in estimates related to prior period contractual allowances decreased revenues by $88,000 and $265,000 respectively, both of which amounts are not material to the financial statements taken as a whole.  In 2010, the amount was again immaterial and we elected to eliminate the disclosure of these immaterial amounts.  As a result of your comment 4, we have reconsidered this decision and will include the disclosure in future filings.

In your comment 3, you asked about the process of recording revenue adjustments for episodic Medicare services.  In home health care under the Medicare prospective payment system, from which we generate approximately 81% of our consolidated net revenues, we are reimbursed for our services on individual 60 day patient episodes.  The amount of reimbursement we receive is dependent upon a number of patient-specific facts and circumstances which are generally reliably estimable at the start of 60 day episode and are generally fully known following completion of the 60 day episode period or discharge of the patient if sooner than 60 days from the start of the episode.  We record each episode individually in our information system and recognize earned revenue each month based on the most accurate information known to us about that episode on the date at which we measure the revenue.  In our information system, we make these calculations of reimbursement on a discreet individual episode basis and our revenue stream consists of many tens of thousands of episodes with an average reimbursement per episode of about $3,000.  There are generally small differences in the inputs necessary to calculate the reimbursement amount from the start to the end of the episode as outlined in our proposed disclosures below.  These differences on individual episodes, which may increase or decrease previously recognized revenue, tend to offset each other and are not individually material to the financial statements taken as a whole.

Mr. John Reynolds
July 21, 2011
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We are generally able to make an accurate determination of the reimbursement earned on any given episode based on information available to us. In reference to the second sentence of your Comment 3, we note that the receipt of the actual cash payments and remittance advices from Medicare only infrequently and in immaterial amounts result in changes in our recognized revenues.  From time to time we receive pre-payment and post-payment requests for additional information on individual claims from the Medicare program that may result in us being reimbursed at amounts different than we have historically recorded; however, these requests and changes in ultimate reimbursement have historically been infrequent in number and immaterial in amount.

We believe we have appropriate internal controls and procedures to provide us with a reasonable assurance of compliance with applicable reimbursement requirements prior to submission of claims to payors.  Our historical experience indicates that our need for allowances and reserves is largely extinguished upon receipt of payment.

As we state in our disclosures, Medicare rules and regulations are complex and subject to interpretation.  Additionally, CMS from time to time changes rules and regulations and sometimes issues changes in its own interpretations of rules and regulations.  While we believe our recorded amounts are fairly stated in all material respects even given those complexities (and we will so specifically state in future filings), it is at least reasonably possible that subjective interpretations or changes to interpretive guidance issued after we have recognized revenue for our services could change our perspective and result in subsequent adjustments to recorded amounts.  We have not experienced any material adjustments or changes in recorded amounts as a result of any such interpretations in any of the years covered by our subject Form 10-K but it is possible such changes could occur in the future.

In comment 3, you asked about the process of recognizing revenue for non-episodic Medicare services, state Medicaid and other government programs.  We note that 100% of the services for which we bill Medicare are episodic in nature; we have no non-episodic Medicare service revenues.  With regard to non-episodic services for all other payor categories, (which represent approximately 19% of our consolidated revenues), these services are reimbursed on a per-hour or per-visit basis at the payors’ (primarily Medicaid and related governmental programs) established rates.  Additionally, we participate in one state Medicaid program in which we receive a small amount of revenue (approximately $2 million annually or less than 1% of consolidated revenue) on a cost-reimbursed basis which is subject to retrospective cost finding principles.  This program requires us to estimate the amount of reimbursement we will ultimately receive and record estimated revenues throughout the year based on these estimates.  Following each year end we make an annual cost report filing with that state which typically results in small adjustments to our previously recorded revenue under the program.  Given the size of this program relative to our consolidated results these adjustments generally cannot be, and specifically have not been, material to our results of operations or financial condition.

Mr. John Reynolds
July 21, 2011
Page Five

We believe the principal basis for clarification of our disclosures is to reorganize them to more closely match the category of payor.  We note that our consolidated revenues are derived from the following sources and have clarified our disclosures accordingly:

Medicare (all episodic)	81%
Medicaid and related (principally per hour or per visit)	15%
All other sources (principally per hour or per visit)	4%
Total	100%

Proposed Wording for Future Filings

We proposed the following reordered and clarified disclosures to be included in future filings under the heading “Critical Accounting Policies” to be responsive to your comments

“Revenue Recognition

We recognize revenues when patient services are provided, primarily in our patient’s homes.  Net service revenues are stated at amounts estimated by us to be their net realizable values. We are paid for our services primarily by Federal and state third-party reimbursement programs and, to a lesser degree, commercial insurance companies and patients.

Medicare Revenues

Over 80% of our net patient revenues are derived from the Medicare program.  Net service revenues are recorded under the Medicare payment program (“PPS”) based on a 60-day episode payment rate that is subject to adjustment based on certain variables including, but not limited to: (a) an outlier payment if our patient’s care was unusually costly (capped at 10% of total reimbursement); (b) a low utilization payment adjustment (“LUPA”) if the number of visits was fewer than five; (c) a partial payment if our patient transferred to another provider or we received a patient from another provider before completing the episode; (d) a payment adjustment based upon the level of therapy services required (thresholds set at 6, 14 and 20 visits); (e) the number of episodes of care provided to a patient; (f) changes in the base episode payments established by the Medicare Program; and (g) adjustments to the base episode payments for case mix and geographic wages.

At the beginning of each Medicare episode we calculate an estimate of the amount of expected reimbursement based on the variables outlined above and recognize Medicare revenue on an episode-by-episode basis during the course of each episode over its expected number of visits.  Over the course of each episode, as changes in the variables become known, we calculate and record adjustments as needed to reflect changes in expectations for that episode from those established at the start of the 60 day period until its ultimate outcome at the end of the 60 day period is known.

Mr. John Reynolds
July 21, 2011
Page Six

Non-Medicare Revenues

Substantially all remaining revenues are derived from services provided under a per visit, per hour or unit basis (as opposed to episodic) for which revenues are calculated and recorded using payor-specific or patient-specific fee schedules based on the contracted rates in each third party payor agreement.

Revenue Adjustments

Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation.  As a result, we may adjust previously recorded revenue amounts due to issues related to: a) medical coding, particularly with respect to Medicare, b) patient eligibility, particularly with respect to Medicaid, and c) other reasons unrelated to credit risk.  Revenue adjustments, if any, to reflect actual payment amounts for completed episodes or services provided under per visit, per hour or unit basis which differ from our estimates or audit adjustments are recorded when known and estimable.  Historically, revenue adjustments have not been significant and as such, we believe that net service revenue and accounts receivable - net reflect their net realizable value.  Changes in estimates related to prior periods decreased revenues by $_______, $______, and $_______ in the years ended December 31, 20xx, 20xx and 20xx, respectively.”

Exhibits

SEC Comment #5

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We note that you filed exhibit 10.17 in its entirety with your Form 10-Q for the quarterly period ended June 30, 2009 in response to our May 19, 2009 letter issued after our review your Form 10-K for fiscal year end December 31, 2008.  Please confirm in future filings that you will reconcile the incorporation by reference notation to reflect this subsequent filing.

Management’s Response to Comment #5

In future filings, we will reconcile the incorporation by reference notation to reflect this subsequent filing of the exhibit in the Form 10-Q for the quarterly period ended June 30, 2009.  The future filing will contain disclosure substantially as follows:

“Credit Agreement, dated as of July 15, 2008 among Almost Family, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A. as Administrative Agent and Fifth Third Bank as Syndication Agent.  (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).”

Mr. John Reynolds
July 21, 2011
Page Seven

Definitive Schedule 14A
Summary Compensation Table, page 15

SEC Comment #6

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Please confirm that in future filings you will include the footnotes to columns (e) and (f) of the Summary Compensation Table, as required by the instructions to Items 402(c)(2)(v) and (vi) of Regulation S-K.

Management’s Response to Comment #6

We confirm that in future filings we will include as footnotes to columns (e) and (f) of the Summary Compensation Table the information required by the instructions to Items 402(c)(2)(v) and (vi) of Regulation S-K.

SEC Comment #7

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Please tell us why you have not provided the Grants of Plan-Based Awards table presenting the 2010 non-equity awards.  Further, please confirm that in future filings you will include this table, if appropriate.

Management’s Response to Comment #7

We will include the Grants of Plan-Based Awards table as required, including information regarding non-equity incentive plan awards, in future filings.  Information regarding non-equity incentive plan awards had been included in the narrative discussion of the Compensation Discussion and Analysis and will be included as required in tabular format in future filings.

The Executive Compensation Process, page 20

SEC Comment #8

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Please confirm that in future filings you will name the companies comprising the health care industry survey group compiled by Mercer, or a similar group of companies compiled by Mercer or another consulting firm, as applicable.  See Item 402(b)(2)(xiv) of Regulation S-K.

Mr. John Reynolds
July 21, 2011
Page Eight

Management’s Response to Comment #8

In accordance with 402(b)(2)(xiv) of Regulation S-K, we will add the name of the companies comprising the health care industry survey group compiled by Mercer or a similar group of companies compiled by Mercer or another consulting firm, as applicable.

Please contact me at (502) 891-1042 or our legal counsel, James A. Giesel, at (502) 568-0307, if you have any questions.

Sincerely,

/s/ C. Steven Guenthner

C. Steven Guenthner
Senior Vice President and
Chief Financial Officer (Principal Accounting Officer)
Copy to:               Ms. Erin Wilson
        Mr. James A. Giesel